FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3. 4.

News Release dated May 3, 2006 (“RIM Announces BlackBerry Enterprise Server Express")

News Release dated May 8, 2006 (“Research In Motion to Host Capital Markets Day at the Wireless Enterprise Symposium")

News Release dated May 9, 2006 (“RIM CFO to Present at Lehman Brothers Worldwide Wireless and Wireline Conference")

News Release dated May 11, 2006 (“RIM Announces Plans to Launch BlackBerry Service in China")

Page No 2 1 1 2

Document 1

May 3, 2006

FOR IMMEDIATE RELEASE

RIM Announces BlackBerry Enterprise Server Express

Software Now Available as a Free Download with New BlackBerry Device Purchase

WATERLOO, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the immediate availability of BlackBerry® Enterprise Server Express™, a new offering aimed at small and medium-sized businesses, branch offices and companies new to BlackBerry. BlackBerry Enterprise Server Express provides the same enterprise-level security, reliability, features and functionality of BlackBerry Enterprise Server v4.1 and is available as a free download from RIM via the Internet to any customer who purchases a new BlackBerry device.*

“Mobile access is an increasingly essential requirement of doing business and this is especially prevalent in smaller businesses,” said Mike Lazaridis, President and Co-CEO at RIM. “BlackBerry Enterprise Server is renowned for helping companies become more productive and responsive, while providing industry-leading security, functionality, manageability, and back-end integration. With BlackBerry Enterprise Server Express, we’re now making it easier than ever for new customers to derive the full benefits of the BlackBerry solution.”

BlackBerry Enterprise Server Express provides tight integration with Microsoft® Exchange, IBM® Lotus® Domino® or Novell® GroupWise® to enable secure, pushed-based wireless access to email, organizer, Internet and intranet applications. BlackBerry Enterprise Server Express software comes with a single user license and is upgradeable to support up to 15 users (with purchase of additional client access licenses). It can also be upgraded beyond 15 users (with the purchase of an electronic unlock key) to a full BlackBerry Enterprise Server.

BlackBerry Enterprise Server Express also includes RIM’s standard 60 day free technical support plan (where available). For further information about BlackBerry Enterprise Server Express, please visit: www.blackberry.com/go/express.

* BlackBerry Enterprise Server Express requires applicable data service from a mobile service provider. Certain availability restrictions may apply. Check the website for further details.

_________________

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

May 8, 2006

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION TO HOST CAPITAL MARKETS DAY AT THE WIRELESS ENTERPRISE SYMPOSIUM

Waterloo, Canada — Research In Motion Limited (RIM) (Nasdaq: RIMM, TSX: RIM) will be hosting its 2006 Capital Markets Day at the Wireless Enterprise Symposium on Monday, May 15, 2006 beginning at 9:00 a.m. Eastern Standard Time. This event is also being webcast and can be accessed on RIM’s web site at http://www.rim.com/investors/events/index/shtml. A replay of the event will also be available on the website for two weeks following the event.

For more information on the Wireless Enterprise Symposium 2006, please visit: www.wirelessenterprisesymposium.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact
Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 3

May 9, 2006

FOR IMMEDIATE RELEASE

RIM CFO to Present at Lehman Brothers Worldwide Wireless and Wireline Conference

Waterloo, ON – Dennis Kavelman, Chief Financial Officer at Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) will present at the Lehman Brothers Worldwide Wireless and Wireline Conference in New York, NY on Tuesday, May 23, 2006. The presentation, which is scheduled to begin at approximately 10:30 a.m. Eastern Time will be available via live audio webcast on RIM’s website and can be accessed by logging on at www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
212.771.3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 4

May 11, 2006

FOR IMMEDIATE RELEASE

RIM Announces Plans to Launch BlackBerry Service in China

Beijing, China and Waterloo, ON - Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced that China Mobile Communications Co., Ltd (China Mobile) plans to offer BlackBerry(R)in China.

RIM and China Mobile will initially focus on supporting multinational corporations with operations in China. China Mobile will soon offer BlackBerry service nationwide and provide SIM cards to support BlackBerry service. Availability of BlackBerry Wireless Handhelds™ and BlackBerry Enterprise Server™ will be announced at a later date.

“Millions of mobile professionals around the world have recognized the unique security, manageability, efficiency and reliability of the BlackBerry architecture,” said Jim Balsillie, Chairman and Co-CEO at RIM. “We are very excited to bring BlackBerry to China. The collaboration of China Mobile and RIM will extend the reach of BlackBerry to a large and important market.”

BlackBerry on China Mobile’s GPRS network will enable corporate customers to enjoy wireless access to email, phone, organizer, Internet and other corporate data applications.

About Research In Motion (RIM)

Research in Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	May 18, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller